UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, April 22, 2022

Messrs.

COMISIÓN NACIONAL DE VALORES

Subgerencia de Sociedades Emisoras

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: EDENOR S.A-Material fact

Risk Raiting

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (indistinctly, “EDENOR” or the “Company”) in compliance with the applicable norm, in order to inform you that as a result of the process of the exchange offer proposed by the Company:

a)	Moody's Local AR Agente de Calificacion de Riesgo S.A. maintained the local scale at "BBB.ar/NEG" and upgraded the foreign currency issuer from "BBB.ar/NEG" to "BBB.ar/REV".

b)	Moody's Investors Services qualified the new Class 1 Senior Notes to be issued by the Company at a fixed interest rate of 9.75% nominal per annum, due in 2025, for a nominal value of up to US$120,000,000 under the Global Medium Term Note Program for the issuance of obligaciones negociables simples no convertibles en acciones (simple, non-convertible negotiable obligations) for a nominal value of up to US$ 750,000,000 (or its equivalent in other currencies) ("New Negotiable Debentures"), as Caa3, outlook negative.

c)	S&P Global Ratings Argentina S.R.L, modified the institutional rating of the Company, as well as the rating of the Global Medium Term Note Program for up to U$S 600 million and the Class 9 Negotiable Debentures, from raCCC+, with a negative trend, to raCCC+ in special review with positive implications.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

d)	Fix SCR S.A Agente de Calificacion de Riesgo S.A rated the New Senior Notes, as well as the Company as a long-term Issuer and the Class 9 Negotiable Senior Notes, with "A-(arg) raiting watch-negative alert.

Yours faithfully.

Silvana E. Coria

Market Relations Officer

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: April 22, 2022